Exhibit 99.1

PSI GROUP HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and June 30, 2024

PSI GROUP HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

(IN U.S. DOLLARS)

	December 31,	June 30,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	$10,769,662	$8,592,785
Restricted cash	2,931,357	2,896,967
Accounts receivable, net	20,136,692	13,765,182
Accounts receivable – related parties	11,885	206,193
Contract assets, net	984,135	1,100,568
Amount due from a related party, net	117,327	567,886
Prepayments and other current assets, net	91,749	77,697
Total current assets	$35,042,807	$27,207,278

Non-current assets
Property, plant, and equipment, net	184,903	153,187
Right-of-use assets	59,245	180,264
Total non-current assets	$244,148	$333,451
TOTAL ASSETS	$35,286,955	$27,540,729

PSI GROUP HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

(IN U.S. DOLLARS)

	December 31,	June 30,
	2023	2024
Current Liabilities
Accounts payable	$18,171,694	$11,245,350
Accounts payable – related parties	474,161	823,690
Contract liabilities	4,015	354
Other payables and accrued liabilities	851,012	233,081
Provisions for compensation and penalty	1,574,240	1,574,240
Tax payables	737,196	737,196
Lease liabilities – current	47,689	102,496
Amounts due to related parties	469,534	223,750
Dividend payables	28,154	54,821
Total current liabilities	$22,357,695	$14,994,978

Non-current liabilities
Lease liabilities – non-current	17,227	79,342
Total non-current liabilities	$17,227	$79,342
TOTAL LIABILITIES	$22,374,922	$15,074,320

COMMITMENTS AND CONTINGENCIES

EQUITY

Ordinary shares, par value US$0.0001 per share, 200,000,000 shares authorized; 200,000 issued and outstanding as of December 31, 2023 and June 30, 2024, respectively	20	20
Additional paid-in capital	7,877,520	7,877,520
Retained earnings	4,960,116	4,517,408
Accumulated other comprehensive loss	(41,439)	(41,439)
Total shareholders’ equity	$12,796,217	$12,353,509
Non-controlling interest	115,816	112,900
TOTAL EQUITY	$12,912,033	$12,466,409

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$35,286,955	$27,540,729

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PSI GROUP HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(IN U.S. DOLLARS)

	For the six months ended June 30,
	2023	2024
REVENUES	$66,925,132	$39,291,001
REVENUES – RELATED PARTIES	144,320	75,208
TOTAL REVENUE	67,069,452	39,366,209

COST OF REVENUE	56,569,809	36,617,952
COST OF REVENUE – RELATED PARTIES	2,902,985	1,522,111
TOTAL COST OF REVENUE	59,472,794	38,140,063

GROSS PROFIT	7,596,658	1,226,146

General and administrative expenses	2,277,814	1,717,555
Total operating expenses	$2,277,814	$1,717,555

INCOME (LOSS) FROM OPERATIONS	$5,318,844	$(491,409)

OTHER (EXPENSE) INCOME:
Bank interest income	44,900	39,076
Interest expense	(1,291)	-
Other income	122,365	6,374
Exchange (loss) gain	(271,736)	335
Total other (expense) income	(105,762)	45,785

INCOME (LOSS) BEFORE INCOME TAX	$5,213,082	$(445,624)
INCOME TAX	816,518	-
NET INCOME (LOSS)	$4,396,564	$(445,624)
LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	33,948	(2,916)
NET INCOME (LOSS) AND TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO PSI GROUP HOLDINGS LTD	$4,362,616	$(442,708)
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	200,000	200,000
NET INCOME (LOSS) PER ORDINARY SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted	$21.81	$(2.21)

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PSI GROUP HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(IN U.S. DOLLARS)

	Number of Shares	Ordinary Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance as of December 31, 2022	200,000	$20	$7,877,520	4,346,922	(41,439)	12,183,023	83,698	12,266,721
Net income	-	-	-	4,362,616	-	4,362,616	33,948	4,396,564
Balance as of June 30, 2023	200,000	20	7,877,520	8,709,538	(41,439)	16,545,639	117,646	16,663,285

	Number of Shares	Ordinary Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance as of December 31, 2023	200,000	$20	$7,877,520	4,960,116	(41,439)	12,796,217	115,816	12,912,033
Net loss	-	-	-	(442,708)	-	(442,708)	(2,916)	(445,624)
Balance as of June 30, 2024	200,000	20	7,877,520	4,517,408	(41,439)	12,353,509	112,900	12,466,409

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PSI GROUP HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(IN U.S. DOLLARS)

	For the six months ended June 30,
	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,396,564	$(445,624)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant and equipment	90,492	31,716
Depreciation of right-of-use assets	59,769	47,659
Allowance (Reversal) for expected credit loss, net	9,253	(26,974)
Write-off of accounts receivable	-	6,266
Bad debt recovery	-	(68,400)

Changes in operating assets and liabilities:
(Increase) Decrease in:
Accounts receivable	(4,957,778)	6,463,945
Accounts receivable – related party	18,403	(194,308)
Contract asset, net	(1,424,586)	(116,764)
Amount due from a related party	(199,324)	(453,867)
Other current assets	69,016	14,364
Increase (Decrease) in:
Accounts payable	7,273,670	(6,926,344)
Accounts payable – related party	202,074	349,529
Amounts due to related parties	(183,468)	(245,784)
Taxes recoverable	816,518	-
Other payables and accrued liabilities	(11,681)	(617,931)
Contract liabilities	(4,430)	(3,661)
Lease liabilities	(64,069)	(51,756)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$6,090,423	$(2,237,934)

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PSI GROUP HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(Continued)

(IN U.S. DOLLARS)

	For the six months ended June 30
	2023	2024
CASH FLOWS FROM AN INVESTING ACTIVITY:
Decrease in restricted cash with maturity of more than three months when acquired	$2,251,466	$9,095
NET CASH PROVIDED BY AN INVESTING ACTIVITY	$2,251,466	$9,095

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of bank loans	$(130,927)	$-
Expiry of unpresented check for dividend paid to a shareholder in prior years	-	26,667
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	$(130,927)	$26,667
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$8,210,962	$(2,202,172)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	7,514,369	12,982,191
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$15,725,331	$10,780,019

Cash and cash equivalents at end of period	13,573,862	8,592,785
Restricted cash at end of period	2,849,438	2,896,967
Restricted cash with maturity of three months or more when acquired at end of period	(697,969)	(709,733)
Total cash and cash equivalents and restricted cash shown in the statements of cash flows	$15,725,331	$10,780,019

Supplemental disclosure of cash flow information
Interest received	44,900	39,076
Interest paid	(1,291)	-

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

PSI Group Holdings Ltd (“PSI”, or the “Company”) was incorporated under the laws of the Cayman Islands on March 7, 2022. PSI is a company formed for the purposes of consolidating a group of operating business in the freight and logistics industry under one parent to maximize operational and financial synergies.

On March 11, 2022, PSI (BVI) Ltd and BGG (BVI) Ltd were incorporated under the laws of the British Virgin Islands. PSI (BVI) Ltd and BGG (BVI) Ltd are both wholly owned subsidiaries of the Company. Both of these entities were incorporated for the purposes of acting as intermediary holding companies of the Company’s operating entities.

Profit Sail Int’l Express (H.K.) Limited (“PSIHK”), was incorporated under laws of Hong Kong and commenced its operations on May 27, 1993. PSIHK is engaged in the provision of logistics and freight handling services. After the restructuring transaction in March 2022, the Company became the 99.2% equity interest owner in PSIHK. The 0.8% interest held by two independent parties was not included in the transaction; accordingly, the Company accounts for that interest in PSIHK as a non-controlling interest.

On March 16, 2022, the Company, through its subsidiary, BGG (BVI) Ltd entered into a Share Exchange Agreement with Mr. Kwong Kin Yin to acquire the entire equity interest of Business Great Global Supply Chain Limited (“BGG”), which was incorporated as a limited company on November 11, 2016. After the share exchange, BGG became an indirectly wholly owned subsidiary of the Company. BGG is engaging in logistics and freight business.

(b)	Principal activities

The Company is a freight forwarding service provider with networks across the globe. The Company conduct its operations through PSIHK and BGG (collectively the “Operating Subsidiaries”) in Hong Kong.

The Operating Subsidiaries provide air and ocean export and import freight forwarding services with optional ancillary logistics related services (such as cargo pick up, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet the requirement of the customers.

Generally, the Company’s services are divided into air freight forwarding services and ocean freight forwarding service.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(c)	Business Combination Agreement

On December 27, 2023, AIB Acquisition Corporation (“AIB”) entered into a Business Combination Agreement with AIB LLC, a Delaware limited liability company, in the capacity as the representative of AIB and the shareholders of AIB immediately prior to the Second Merger (as defined below) (the “AIB Representative”), PS International Group Ltd., an exempted company incorporated with limited liability in the Cayman Islands (the “Pubco”), PSI Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“PSI Merger Sub I”), PSI Merger Sub II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“PSI Merger Sub II”), and the Company (as it may be amended or supplemented from time to time, the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) the PSI Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of the Company being converted into the right to receive ordinary shares of Pubco (“Pubco Ordinary Shares”); and (b) one business day following the First Merger, the PSI Merger Sub II will merge with and into AIB (the “Second Merger,” and together with the First Merger, the “Mergers”), with AIB surviving the Second Merger as a wholly-owned subsidiary of Pubco and the outstanding securities of AIB being converted into the right to receive substantially equivalent securities of Pubco (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Business Combination”). On July 18, 2024, the Business Combination was completed, and the ordinary shares of PS International Group Ltd. commenced trading on Nasdaq Stock Market on July 19, 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of June 30, 2024, and results of operations and cash flows for the six months ended June 30, 2023 and 2024. The unaudited interim condensed consolidated balance sheet as of December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2022 and 2023, and related notes included in the Company’s audited consolidated financial statements.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates. Significant estimates for the period ended June 30, 2023 and 2024, include allowance for expected credit loss, fair value measurements, useful life of property, plant and equipment, assumptions used in assessing impairment of long-lived assets.

Foreign currency translation

The accompanying unaudited interim condensed consolidated financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the Company is Hong Kong Dollar (“HKD”).  Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the unaudited interim condensed consolidated statements of operations.

	For the six months ended June 30,
	2023	2024
Period end HKD: US$ exchange rate	7.8000	7.8000
Period average HKD: US$ exchange rate	7.8000	7.8000

Cash and cash equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in Hong Kong Special Administrative Region (“Hong Kong”). Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong government for a maximum amount of $64,103 (HKD500,000).

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted cash

Restricted cash represents amounts held by banks as security for banking facilities and therefore is not available for the Company’s use until such time as banking facilities have been fulfilled or expired. None of the banking facilities were utilized as of December 31, 2023 and June 30, 2024.

Fair value of financial instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop its assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other current assets, contract assets, accounts payable, other payables and accrued liabilities, dividend payables and amounts due from/to related parties.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, other current assets, contract assets, accounts payable, other payables and accrued liabilities, dividend payables and amounts due from/to related parties approximate fair value because of the short-term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net

Accounts receivables are carried at net realizable value. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 45 days after customers received services provided by the Company. If accounts receivables are to be provided for, or written off, they would be recognized in the unaudited interim condensed consolidated statements of operations within operating expenses. Balance of allowance for expected credit loss was $107,758 and $77,457 as of December 31, 2023 and June 30, 2024, respectively.

Property, plant, and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Leasehold improvements	life of lease
Machinery and equipment	4 to 5 years
Motor vehicles	3.3 to 10 years
Furniture and fixtures	5 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the unaudited interim condensed consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the six months ended June 30, 2023 and 2024.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current liabilities and long-term operating lease liabilities in the consolidated balance sheets.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, the Company use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in the Company’s office lease. The Company review the underlying objective of each contract, the terms of the contract, and consider its current and future business conditions when making these judgments.

Adoption of new accounting standard

In June 2022, FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this ASU clarify the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and require specific disclosures related to such an equity security. This standard is effective for fiscal years beginning after December 15, 2023. The Company adopted ASU 2022-03 during the six months ended June 30, 2024 and the adoption had no material impact to the Company’s unaudited interim condensed consolidated financial statements.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which provides amendments to improve reportable segment disclosures requirements. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company adopted ASU 2023-07 during the six months ended June 30, 2024 and the adoption had no material impact to the Company’s related disclosures.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company recognizes revenues in accordance with ASC Topic 606, “Revenue from Contracts with Customers”.

The Company derives revenues primarily from the provision of air and ocean freight forwarding services by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers. The contracts with customers generally contain a single performance obligation as the distinct services provided remain substantially the same over time and possess the same pattern of transfer. The performance obligation is satisfied over the transit period when the customers simultaneously receive and consume the benefits of the delivery services. Accordingly, revenue is recognized over the transit period based on the progress towards the completion of the performance obligation.

The transit period can vary based upon the method of transport. Determining the transit period and how much of it has been completed as of the reporting date may require management to make judgments that affect the timing of revenue recognized. For air freight forwarding services, the Company uses the cost-to-cost measure of progress because it best depicts the transfer of control to the customer which occurs as the Company incur costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue is recorded proportionally as costs are incurred. The typical amount of time spent rendering air freight forwarding services is three to five days. For ocean freight forwarding services, the Company uses an output method of progress based on time-in-transit to measure the progress as the timing of costs incurred does not best depict the transfer of control to the customer. The typical amount of time spent rendering ocean freight forwarding services is approximately three to four weeks. The Company believes that the transpiring of time provides the best measurement of the rendering of services to the customer. The Company’s primary output is the provision of transport products over a physical distance. Distance equals speed multiplied by time; because speed may vary over the course of the journey, measuring the rendering of service using units of time is more linearly quantifiable than speed; accordingly, the Company recognizes revenue over time. The Company believes that the methodology employed is comparable to other global logistics companies and offers faithful depiction of the transport of goods as service rendered to customers.

Pricing for the Company’s services is generally a fixed amount. The Company does not have significant variable consideration in its contracts. Payments are received within 45 to 90 days upon completion of performance obligation but can vary based on the nature of the service provided and certain other factors.

The Company recognizes revenue on a gross basis as the Company controls the services. The Company is primarily responsible for fulfilling the promise, assumes risk of loss, has discretion in setting the prices for the services to its customers, and has the ability to direct the use of the services provided by third parties.

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only once all performance obligations have been completed (e.g., shipments have been delivered). Contract assets are generally classified as current, and the full balance is converted each reporting period based on the short-term nature of the transactions. Gross contract assets related to in-transit shipments totaled $987,084 and $1,103,848 at December 31, 2023 and June 30, 2024, respectively. Contract assets are included within current assets in the accompanying unaudited interim condensed consolidated balance sheets.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract liabilities are recognized when the Company receives prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $4,015 and $354 at December 31, 2023 and June 30, 2024, respectively.

The Company also provide certain value-added logistics services, such as packaging, warehousing services, small parcel, and local transportation services. The performance obligation is generally satisfied over the service period as the Company perform the obligations. Pricing for the Company’s services is established in the customer contract and is dependent upon the specific needs of the customer but may be agreed upon at a fixed fee per transaction, labor hour, or service period.

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling and x-ray screening and warehouse services.

General and administrative expenses

General and administrative expenses include management and office salaries and employee benefits, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Advertising

All advertising costs are expensed as incurred.

Income tax

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2023 and June 30, 2024, the Company has no material unrecognized tax benefits and does not expect any material changes to the unrecognized tax benefits within twelve months of the reporting date. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive loss

Comprehensive loss is defined as the change in equity during the period from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive loss consists of foreign currency translation. The Company presents comprehensive loss in accordance with ASC Topic 220, “Income Statement — Reporting Comprehensive Income”.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings per share is computed by dividing the net income/loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. During the six months ended June 30, 2023 and 2024, there were no dilution impact.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2023 and June 30, 2024.

Provision for compensation

The Company recognizes a provision for staff injury compensation in accordance with the requirements of ASC Topic 450. This provision is established to account for potential liabilities arising from work-related injuries or illnesses incurred by the Company’s employees. The provision is calculated based on estimated maximum future cash outflows to settle the staff injury claim in accordance with Hong Kong Employees’ Compensation Ordinance and ASC Topic 450. The claim considers the assessment of loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury.

Management believes that the provision for staff injury compensation adequately reflects the Company’s potential liabilities arising from staff injuries. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision is reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows (i.e. court decisions may require adjustments to provision.) Any adjustments will increase/decrease in the provision in the period in which the change occurs.

The Company is in procession of insurance policy to cover its liability under Hong Kong Employees’ Compensation Ordinance and Hong Kong Common Law for the work injuries for its employees.

The provision for staff injury compensation of $328,615 was recognized as expenses in prior years and classified as a current liability in the financial statements as of December 31, 2023 and June 30, 2024. No further provision was recognized for the six months ended June 30, 2023 and 2024.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provision for penalty

The Company recognizes a provision for penalty claim in accordance with the requirements of ASC Topic 450. The Company is currently involved in a dispute with one of its suppliers regarding a penalty claim. The dispute arose due to the Company’s underutilization of the cargo aircraft’s capacity, leading to a suboptimal load weight on the aircraft. Consequently, the supplier levied charges on the Company for the freight rate, fuel surcharge, and security charges, amounting to a total of $1,245,625. The management of the Company is actively discussing, following up and resolving the matter with the supplier. As of the date of these financial statements, the best estimate of the amount is $1,245,625.

Management believes that the provision for penalty adequately reflects the Company’s potential liabilities. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision is reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows. Any adjustments will increase/decrease in the provision in the period in which the change occurs.

The provision for penalty claim of $1,245,625 was recognized as expenses for the year ended December 31, 2023 and classified as a current liability in the unaudited interim condensed consolidated financial statements as of December 31, 2023 and June 30, 2024. No further provision was recognized for the six months ended June 30, 2024.

Non-controlling interest

Non-controlling interest are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 0.8% ownership interest in PSIHK.

Non-controlling interest are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s unaudited interim condensed consolidated statements of operations and comprehensive income to distinguish the interests from that of the Company.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

Government assistance programs

Government incentives are recorded and presented in the unaudited interim condensed consolidated financial statements on a gross basis as other income. The benefit is generally recorded when all conditions attached to the incentive have been met or are expected to be met and there is reasonable assurance of their receipt.

Pilot Subsidy Scheme for Third-party Logistics Service Providers

The Hong Kong government has launched the Pilot Subsidy Scheme for Third-party Logistics Service Providers (the “Pilot Scheme”) to encourage the adoption of latest technology and enterprise resource planning solution by the logistics sector for enhancing efficiency and productivity. All non-listed enterprises registered in Hong Kong providing third-party logistics services and with substantive business operations in Hong Kong are eligible to apply the Pilot Scheme. All conditions relating to these grants have been fulfilled. The grant of $28,703 was recognized as other income in the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Per ASC 850-10-50-5: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

Economic and political risks

The Company’s operations are conducted in Hong Kong. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in Hong Kong, and by the general state of the Hong Kong economy.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. All of the Company’s cash is maintained with banks in Hong Kong, and none of these deposits are covered by insurance. The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Exchange risk

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in Hong Kong Dollar and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Recently issued accounting pronouncements

In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures. The main provisions in ASU 2023-09 enhance the disclosure requirements of rate reconciliations and income taxes paid. For public business entities, the amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis, retrospective application is permitted. The Company is currently evaluating the amendments in this guidance to determine the impact it will have on the Company’s unaudited interim condensed consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CONCENTRATION OF REVENUES AND COST OF REVENUE

Concentration of major customers and suppliers:

	For the six months ended June 30,
	2023		2024
Major customers representing more than 10% of the Company’s revenues
Customer A	$55,096,093	82.15%	$14,370,553	36.50%
Total Revenues	$55,096,093	82.15%	$14,370,553	36.50%

	As of December 31,		As of June 30,
	2023		2024
Major customers of the Company’s accounts receivable
Company A	$10,924,906	54.22%	$4,077,966	29.18%
Total	$10,924,906	54.22%	$4,077,966	29.18%

Accounts receivable from the Company’s major customers accounted for 54.22% and 29.18% of total accounts receivable balances as of December 31, 2023 and June 30, 2024, respectively.

	For the six months ended June 30,
	2023		2024
Major suppliers representing more than 10% of the Company’s cost of revenue
Supplier A	$9,303,367	15.64%	$3,931,179	10.31%
Supplier B	2,522,439	4.24%	5,600,907	14.69%
Supplier C	10,391,151	17.47%	3,298,717	8.65%
Total Cost of Revenue	$22,216,957	37.35%	$12,830,803	33.65%

	As of December 31,		As of June 30,
	2023		2024
Major suppliers of the Company’s accounts payable
Supplier A	$2,509,747	13.46%	$1,492,458	12.37%
Supplier B	827,832	4.44%	1,092,538	9.05%
Supplier C	1,017,198	5.46%	1,088,547	9.02%
Total	$4,354,777	23.36%	$3,673,543	30.44%

Accounts payable from the Company’s major suppliers accounted for 23.36% and 30.44% of total accounts payable balances as of December 31, 2023 and June 30, 2024, respectively.

NOTE 4 – OTHER INCOME

	For the six months ended June 30,
	2023	2024
Government grant	$28,703	$-
Management fee income	22,788	2,212
Management fee income from a related party	12,981	3,316
Insurance compensation	55,903	-
Miscellaneous income	1,990	846
Total	$122,365	$6,374

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROVISIONS FOR COMPENSATION AND PENALTY

	As of December 31,	As of June 30,
	2023	2024
Provision for compensation	$328,615	$328,615
Provision for penalty	1,245,625	1,245,625
Total	$1,574,240	$1,574,240

The provision for staff injury compensation represented the management’s estimated liability for work-related injuries incurred by its employee. The provision was calculated based on estimated maximum future cash outflows to settle the staff injury claim. The claim considered the assessment loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury in accordance with Hong Kong Employees’ Compensation Ordinance and ASC Topic 450. In accordance with ASC 450-20-30-1, $328,615 was the estimated amount within the range of loss appears at the time to be a better estimate than any other amount within the range.

The provision for staff injury compensation of $328,615 was recognized as expenses in prior years and classified as a current liability as of December 31, 2023 and June 30, 2024.

The Company is in procession of insurance policy to cover its liability under Hong Kong Employees’ Compensation Ordinance and Hong Kong Common Law for the work injuries for its employee.

The provision for penalty claim represented the management’s estimated liability for a dispute with one of its suppliers regarding a penalty claim. The dispute arose due to the Company’s underutilization of the cargo aircraft’s capacity, leading to a suboptimal load weight on the aircraft. Consequently, the supplier levied charges on the Company for the freight rate, fuel surcharge, and security charges, amounting to a total of $1,245,625. The management of the Company is actively discussing, following up and resolving the matter with the supplier. As of the date of these financial statements, the best estimate of the amount is $1,245,625.

The provision for penalty claim of $1,245,625 was recognized as expenses for the year ended December 31, 2023 and classified as a current liability in the unaudited interim condensed consolidated financial statements as of December 31, 2023 and June 30, 2024.

NOTE 6 – RESTRICTED CASH

As of December 31, 2023 and June 30, 2024, the Company pledged its fixed deposits of $2,931,357 and $2,896,967 for banking facilities secured from Nanyang Commercial Bank, Limited and DBS Bank (Hong Kong) Limited. None of the banking facilities were utilized as of December 31, 2023 and June 30, 2024.

Restricted cash are summarized as follows:

	As of December 31,	As of June 30,
	2023	2024
Restricted cash with maturity of less than three months when acquired at end of period	$2,212,529	$2,187,234
Restricted cash with maturity of three months or more when acquired at end of period	718,828	709,733
Total	$2,931,357	$2,896,967

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – ACCOUNTS RECEIVABLE, NET

Accounts receivable is presented net of allowance for credit loss:

	As of December 31,	As of June 30,
	2023	2024

Accounts receivable	$20,244,450	$13,842,639
Less: allowance for expected credit loss	(107,758)	(77,457)
Total	$20,136,692	$13,765,182

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2023	2024
Balance at beginning of the year/period	$(52,948)	$(107,758)
(Provision) Reversal	(54,810)	30,301
Total	$(107,758)	$(77,457)

NOTE 8 – CONTRACT ASSETS, NET AND CONTRACT LIABILITIES

Contract assets is presented net of allowance for expected credit loss.

	As of December 31,	As of June 30,
	2023	2024
Contract assets	$987,084	$1,103,848
Less: allowance for expected credit loss	(2,949)	(3,280)
Total	$984,135	$1,100,568

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2023	2024
Balance at beginning of the year/period	$(2,895)	$(2,949)
Provision	(54)	(331)
Total	$(2,949)	$(3,280)

Contract liabilities are recognized when the Company received prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $4,015 and $354 as of December 31, 2023 and June 30, 2024, respectively.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets is presented net of allowance for expected credit loss:

	As of December 31,	As of June 30,
	2023	2024
Prepayments and other current assets	$92,494	$78,130
Less: allowance for expected credit loss	(745)	(433)
Total	$91,749	$77,697

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2023	2024
Balance at beginning of the year/period	$-	$(745)
(Provision) Reversal	(745)	312
Total	$(745)	$(433)

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2023 and June 30, 2024, property, plant and equipment, net consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
Leasehold improvement	$116,729	$116,729
Machinery and equipment	474,220	474,220
Motor vehicles	354,408	354,408
Furniture and fixtures	94,261	94,261
Total property plant and equipment, at cost	1,039,618	1,039,618
Less: accumulated depreciation	(854,715)	(886,431)
Total property, plant and equipment, net	$184,903	$153,187

Depreciation expense for the six months ended June 30, 2023 and 2024 were $90,492, and $31,716, respectively.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LEASES

The Company has various operating leases for office space and photocopiers. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR was 5.0% and 6.1% as of December 31, 2023 and June 30, 2024, respectively.

As of December 31, 2023 and June 30, 2024, the right-of-use assets totaled $59,245, and $180,264, respectively.

As of December 31, 2023 and June 30, 2024, lease liabilities consist of the following:

	As of December 31,	As of June 30,
	2023	2024
Lease liabilities - current portion	$47,689	$102,496
Lease liabilities - non-current portion	$17,227	$79,342
Total	$64,916	$181,838

During the six months ended June 30, 2023 and 2024, the Company incurred total operating lease expenses of $63,448 and $49,550, respectively.

Other lease information is as follows:

	For the six months ended June 30,
	2023	2024
Weighted-average remaining lease term - operating leases	0.5 year	1.8 years
Weighted-average discount rate - operating leases	5%	5.8%

The following is a schedule of future minimum payments under operating leases as of June 30, 2024:

As of June 30,
2024
2024	$110,369
2025	81,405
Total lease payments	191,774
Less: imputed interest	(9,936)
Total operating lease liabilities, net of interest	$181,838

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of December 31,	As of June 30
	2023	2024
Provision for staff bonus	$555,513	$96,155
Accrued staff salaries	16,653	10,487
Accrued administrative expenses	262,964	-
Other payables	2,440	126,439
Deposits received	13,442	-
Total	$851,012	$233,081

NOTE 13 – ACCOUNTS PAYABLE

Accounts payable are summarized as follow:

	As of December 31,	As of June 30
	2023	2024
Freight fee and other handling charges	$18,171,694	$11,245,350
Freight fee and other handling charges – related party	474,161	823,690
Total	$18,645,855	$12,069,040

NOTE 14 – SHAREHOLDERS’ EQUITY

The equity of the Company as of December 31, 2023 and June 30, 2024 represents 200,000 ordinary shares issued and outstanding amounting to $20.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – DISAGGREGATED REVENUES

Information for the Company’s breakdown of revenues by service type for the six months ended June 30, 2023 and 2024 are as follows:

	For the six months ended June 30,
	2023	2024
Freight forwarding services
- Air freight	$66,269,298	$38,744,329
- Ocean freight	800,077	621,675
Subtotal	67,069,375	39,366,004
Ancillary logistic services	77	205
Total	$67,069,452	$39,366,209

Information for the Company’s breakdown of revenue from freight forwarding services for the six months ended June 30, 2023 and 2024 are as follows:

	For the six months ended June 30,
	2023	2024
Export shipments
- Air	$66,256,160	$38,742,336
- Ocean	785,497	616,158
- Subtotal	67,041,657	39,358,494

Import shipments
- Air	13,138	1,993
- Ocean	14,580	5,517
- Subtotal	27,718	7,510
Total	$67,069,375	$39,366,004

Information for the Company’s breakdown of export revenue destination for the six months ended June 30, 2023 and 2024 are as follows:

	For the six months ended June 30,
	2023		2024
United States	$54,921,468	81.92%	$27,748,425	70.50%
Canada	3,656,395	5.45%	1,502,484	3.82%
France	104,456	0.16%	318,118	0.81%
United Kingdom	1,776,636	2.65%	2,963,564	7.53%
The Netherlands	2,997,400	4.47%	2,786,257	7.08%
Singapore	1,006,911	1.50%	28,414	0.08%
Others (Note)	2,578,391	3.85%	4,011,232	10.18%
Total export revenue	$67,041,657	100%	$39,358,494	100%

Note: Others represent a number of countries including, among others, Luxembourg, Spain, Mexico, Belgium, etc.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – DISAGGREGATED REVENUES (continued)

Information for the Company’s breakdown of revenue by types of customers for the six months ended June 30, 2023 and 2024 are as follows:

	For the six months ended June 30,
	2023	2024
Freight forwarders	$66,707,657	$39,186,625
Direct customers	361,795	179,584
Total	$67,069,452	$39,366,209

NOTE 16 – INCOME TAX

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly-owned subsidiaries are incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HKD2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For the six months ended June 30, 2023 and 2024, the Company generated substantially all of its taxable income in Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30,
	2023	2024
Hong Kong profit tax:
- Current period	$818,056	$-
- Tax reduction	(1,538)	-
Income tax expenses	$816,518	$-

The effective tax rates on income/loss before income taxes for the six months ended June 30, 2023 and 2024 was 15.66% and 0.00%, respectively.

No provision for deferred taxation has been made as there were no material temporary difference at reporting date.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – INCOME TAX (continued)

The following table reconciles statutory rate to effective tax rate:

	For the six months ended June 30,
	2023	2024
Hong Kong statutory income tax rate	16.50%	16.50%
- Non-taxable income	(0.41)%	2.45%
- Non-deductible expenses	0.03%	(11.76)%
- Deductible temporary difference not recognized	0.16%	(0.60)%
- Tax reduction	(0.03)%	-%
- Income tax at concessionary rate	(0.59)%	-%
- Tax loss not recognized	-%	(6.59)%
Effective tax rate	15.66%	0.00%

Significant components of the Company’s net deferred tax asset were as follows:

	As of December 31,	As of June 30,
	2023	2024
Deferred tax asset
Net operating loss carryforwards	$-	$29,336
Total deferred tax asset	-	29,336
Valuation allowance	-	(29,336)
Deferred tax asset, net of allowance	$-	$-

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

Management considered all available evidence under existing tax law and anticipated expiration of tax statutes and determined that a valuation allowance of $29,336 was required as of June 30, 2024 for the deferred tax asset due to the unpredictability of future profit streams.

NOTE 17 – RELATED PARTY TRANSACTIONS

(a) Names and relationship of related parties:

Existing Relationship with the Company
Rich Fame International Limited	One of the directors is Mr. Chan. 100% fully owned by Hao Jingyu, the spouse of one of the directors, Mr. Chan.

Top Star E-Commerce Logistics Limited	Director and shareholder is Leung Sau Fong, the spouse of one of the shareholders, Mr. Kwong.

Business Great Group Limited	Sole director and sole shareholder is one of the shareholders, Mr. Kwong.

Business Great Global Supply Chain Limited	Sole director and sole shareholder is one of the shareholders, Mr. Kwong. It became a wholly owned subsidiary of the Company via share exchange arrangement on March 16, 2022.

Business Great Global Supply Chain (Shenzhen) Company Limited	Sole director and sole shareholder is one of the directors, Mr. Chan.

Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is Hao Jingyu, the spouse of one of the directors, Mr. Chan.

Granful Solutions Limited	One of the directors is Leung Sau Fong, the spouse of one of the shareholders, Mr. Kwong.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Summary of balances with related parties:

		As of December 31,	As of June 30,
Amounts due to related parties:	Note	2023	2024
Profit Sail International Express (SZX) Company Limited	(1)	$153,317	$159,519
Rich Fame International Limited	(1)	111,090	64,231
Top Star E-Commence Logistic Limited	(1)	205,127	-
Total		$469,534	$223,750

		As of December 31,	As of June 30,
Amount due from a related party:	Note	2023	2024
Profit Sail International Express (SZX) Company Limited	(2)	$117,327	567,886
Total		$117,327	$567,886

Notes:

1.	Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

2.	General and administrative expenses paid by the Company on behalf of a related party. An amount due from a related party is non-trade, unsecured, non-interest bearing and repayable on demand.

Amount due from a related party is presented net of allowance for expected credit loss:

	As of December 31,	As of June 30,
	2023	2024
Amount due from a related party	$118,275	$572,142
Less: allowance for expected credit loss	(948)	(4,256)
Total	$117,327	$567,886

The movement of allowances for expected credit loss is as follows:

	As of December 31,	As of June 30,
	2023	2024
Balance at beginning of the year/period	$—	$(948)
Provision	(948)	(3,308)
Total	$(948)	$(4,256)

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Summary of related party transactions:

A summary of trade transactions with related parties for the six months ended June 30, 2023 and 2024 are listed below:

	For the six months ended June 30,
Services fee income from a related party:	2023	2024
Profit Sail International Express (SZX) Company Limited	$144,320	$75,208
Total	$144,320	$75,208

The amounts for the six months ended June 30, 2023 and 2024 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

	For the six months ended June 30,
Freight charges and other handling charges charged by related parties:	2023	2024
Profit Sail International Express (SZX) Company Limited	$607,232	$1,030,041
Top Star E-Commerce Logistics Limited	2,295,753	492,070
Total	$2,902,985	$1,522,111

The amounts for the six months ended June 30, 2023 and 2024 represented charges paid for freight and other handling services based on a mutually agreed price for each transaction.

	For the six months ended June 30,
Other income - management fee income from a related party:	2023	2024
Profit Sail International Express (SZX) Company Limited	$12,981	$3,316
Total	$12,981	$3,316

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – RELATED PARTY TRANSACTIONS (CONTINUED)

The amounts for the six months ended June 30, 2023 and 2024 represented services fee income from provision of management services based on the contractual terms of the related agreements. On April 15, 2019, the Company entered into several management fee agreements with Profit Sail International Express (SZX) Company Limited for the provision of management services including administrative, handling and office services, effective from May 1, 2019. The agreements shall remain valid until further notice by both parties.

	For the six months ended June 30,
IT maintenance fee charged by a related party:	2023	2024
Rich Fame International Limited	$172,333	$48,077
Total	$172,333	$48,077

The amounts for the six months ended June 30, 2023 and 2024 represented charges paid for information technology services based on the contractual terms of the related agreement.

On January 1, 2020, the Company entered into an agreement with Rich Fame International Limited for the provision of information technology services including maintenance, consultancy and cloud hosting services. The agreement was effective for a 12-month term from January 1 2020 to December 31, 2020 and continuing thereafter on an annual or a half-year basis.

NOTE 18 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to June 30, 2024 to the date of 12 December 2024, these unaudited interim condensed consolidated financial statements were issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements.

On July 18, 2024, the Business Combination was completed, and the ordinary shares of PS International Group Ltd. commenced trading on Nasdaq Stock Market on July 19, 2024, further details of which are set out in Note 1 to the unaudited interim condensed consolidated financial statements.